[Reference Translation]

September 24, 2024

Company name:	TOYOTA MOTOR CORPORATION
Representative:	Koji Sato, President
(Code number: 7203; TSE Prime/NSE Premier)
Inquiries:	Yoshihide Moriyama, General Manager, Capital Strategy & Affiliated Companies Finance Div.
(Telephone: 0565-28-2121)

Notice Concerning Share Repurchase Through Off-Auction Own Share Repurchase Trading System (ToSTNeT-3) and Increase in the Maximum Limit of Share Repurchases

(Repurchase of Shares under the Company’s Articles of Incorporation pursuant to

Article 165, Paragraph 2 of the Companies Act of Japan)

Toyota Motor Corporation (the “Company”) hereby announces that it has decided on a specific method for a portion of the repurchases of shares pursuant to Article 156 of the Companies Act of Japan (Act No. 86 of 2005, as amended) (the “Companies Act”) as applied pursuant to Article 165, Paragraph 3 of the Companies Act, which were resolved at a meeting of the board of directors held on May 8, 2024.

The Company also hereby announces that it has resolved, at a meeting of the board of directors held on September 24, 2024, to increase the maximum limit of share repurchases as described below.

If the Company purchases its own shares through the Tokyo Stock Exchange off-auction own share repurchase trading system (“ToSTNeT-3”) up to the maximum amount as described below, the remaining amount of the share repurchase limit resolved at the board of directors meeting held on May 8, 2024 will be 115.5 billion yen (90 million shares). Together with the increase in the maximum limit of share repurchases, the Company will be able to repurchase up to 315.5 billion yen (210 million shares) of its own shares.

I.	Share repurchase through off-auction own share repurchase trading system (ToSTNeT-3)

1.

Method of repurchaseAt 8:45 a.m. on September 25, 2024, a consigned purchase order will be placed with the ToSTNeT-3 at the closing price of 2,617 yen for today, September 24, 2024 (no changes to other trading systems or trading times will be made) (the “Share Repurchase Through ToSTNeT-3”). The purchase order will apply only to the specified trading time.

2.	Details of repurchase

(1)	Class of shares to be repurchased	Common stock of the Company

(2)	Total number of shares to be repurchased	29,673,300 shares (maximum)

(0.22% of total number of issued shares (excluding treasury stock))

(3)	Total purchase price for repurchase of shares	77,655,026,100 yen (maximum)

(4)	Announcement of results of repurchase	The results of the repurchase will be announced after the close of trading at 8:45 a.m. on September 25, 2024.

(Note 1)  No change will be made to the number of shares specified above. Note, however, that part or all of the repurchase may not be carried out depending on market trends and other factors.

(Note 2)  The purchase will be made on the basis of sell orders corresponding to the number of shares scheduled to be repurchased.

(Note 3)  As the total number of shares tendered in the tender offer for its own shares conducted by the Company from July 24 to August 26, 2024 exceeded the number of shares expected to be purchased, as described in the “Notice Concerning Results of Repurchase of Shares Through Tender Offer” announced by the Company on August 27, 2024, the Company conducted delivery in connection with the purchase of shares and other settlements in accordance with the pro rata method provided for in Article 27-13, Paragraph 5 of the Financial Instruments and Exchange Act (Act No. 25 of 1948, as amended; the “Act”) that is applied mutatis mutandis pursuant to Article 27-22-2, Paragraph 2 of the Act, and Article 21 of the Cabinet Office Order on Disclosure Required for Tender Offer for Listed Share Certificates by Issuers (Ministry of Finance Order No. 95 of 1994, as amended). In the tender offer, Mitsui Sumitomo Insurance Company, Limited, Aioi Nissay Dowa Insurance Co., Ltd., Tokio Marine & Nichido Fire Insurance Co., Ltd., MUFG Bank, Ltd., Mitsubishi UFJ Trust and Banking Corporation, Sumitomo Mitsui Banking Corporation, and SMBC Nikko Securities Inc., who are the Company’s shareholders, tendered all or some of their shares of the Company’s common stock. However, as a result of the calculation using the pro rata method described above, these shareholders continued to hold certain remaining shares of the Company’s common stock following the tender offer. Of the shareholders described above, the Company has been informed by Tokio Marine & Nichido Fire Insurance Co., Ltd., MUFG Bank, Ltd., Sumitomo Mitsui Banking Corporation, and SMBC Nikko Securities Inc. that they would sell all of their remaining shares of the Company’s common stock (excluding shares of less than one unit), and by Mitsubishi UFJ Trust and Banking Corporation that it would sell some of its remaining shares of the Company’s common stock, each in response to the Share Repurchase Through ToSTNeT-3.

II.	Increase in the maximum limit of share repurchases

1.	Reason for increasing the maximum limit of share repurchases

Due to the current stock price level and other factors.

2.	Details of repurchases

The underlined portions indicate the changes.

	Before changes (Details resolved at the board of directors meeting held on May 8, 2024)	After changes (Details resolved at the board of directors meeting held on September 24, 2024)
(1) Class of shares to be repurchased	Common stock of the Company	Common stock of the Company

(2) Total number of shares to be repurchased	410 million shares (maximum) (3.04% of total number of issued shares (excluding treasury stock))	530 million shares (maximum) (3.93% of total number of issued shares (excluding treasury stock))

(3) Total purchase price for repurchase of shares	1 trillion yen (maximum)	1.2 trillion yen (maximum)

(4) Period of repurchase	From May 9, 2024 to April 30, 2025	From May 9, 2024 to April 30, 2025

(Reference Information)

1.	Total number of shares of the Company’s common stock repurchased through August 31, 2024 pursuant to the resolution of the meeting of the board of directors held on May 8, 2024

• Total number of shares repurchased	0 shares
• Total purchase price	0 yen

(Note) As described in the “Notice Concerning Results of Repurchase of Shares Through Tender Offer” released on August 27, 2024, the Company acquired 290,122,375 shares of its common stock on September 18, 2024 through a tender offer for its own shares (period of purchase: July 24, 2024 to August 26, 2024), and the total acquisition price was 806,830,324,875 yen.

2.	Number of treasury stock as of August 31, 2024

• Total number of issued shares (excluding treasury stock)	13,469,568,708 shares
• Total number of treasury stock	2,325,418,752 shares

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